WISDOMTREE RULES-BASED GLOBAL EX-US DIVIDEND GROWTH INDEX METHODOLOGY

Last Updated June 2014

WISDOMTREE RULES-BASED GLOBAL EX US DIVIDEND GROWTH INDEX METHODOLOGY

1.	Overview and Description of Methodology Guide for Global ex-US Dividend Growth Index

WisdomTree Global ex US Dividend Growth Index (“WTGDXG”) was developed by WisdomTree Investments, Inc. (“WTI”) to measure the performance of dividend paying companies with growth characteristics in the emerging and developed markets outside the U.S.

Companies eligible for WTGDXG must have passed the selection requirements of the WisdomTree Global ex-US Index, which measures the stock performance of dividend-paying companies in emerging markets and developed countries outside the U.S.

The WTGDXG is reconstituted annually, at which time each component’s weight is adjusted to reflect its share of the Dividend Stream of that index. The Dividend Stream is defined as the cash dividends paid in the annual cycle prior to the index measurement date. The percentage weight assigned to each component in the Index at the annual reconstitution is calculated by dividing gross dividends paid in U.S. dollars for each component company by the sum of all such dividends paid by all the component companies in the Index over the same period. Each of the Indexes is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Indexes. The Indexes are calculated using primary market prices.

2. Key Features

2.1. Membership Criteria

To be eligible for inclusion in the WTGDXG, a company must qualify for inclusion in the WisdomTree Global ex-US Index and have paid at least $5 million in cash dividends in the annual cycle prior to the “International Screening Date” (the duration of time after the close of trading in September and before the open of trading on the next business day). Common stocks, REITS and holding companies are eligible for inclusion. ADRs, GDRs and EDRs are excluded, except for companies incorporated in Argentina or Russia. Passive foreign investment companies (PFICs), limited partnerships, limited liability companies, royalty trusts, tracking stocks, mortgage REITS and companies that are incorporated in the United States (“United States” is defined herein as the 50 U.S. states plus the

Commonwealth of Puerto Rico) as well as preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible.

A further volume screen requires that a calculated volume factor (the average daily dollar volume for three months preceding the Screening Date / weight of security in each index) shall be greater than $200 million to be eligible for each index.

On the Screening Date, companies within the WTGDXG with market capitalizations of at least $2 billion and an earnings yield greater than the dividend yield are eligible for inclusion. Eligible companies are ranked using a weighted combination of three factors: 50% weighted to the rank of long-term estimated earnings growth, 25% weighted to the rank of the historical three-year average return on equity, and 25% weighted to the rank of the historical three-year average return on assets. Companies that lack long-term earnings growth estimates will be eligible for the Index and assume a long-term growth estimate of zero for the purposes of stock ranking criteria. Companies that rank in the top 300 companies by this combined ranking will be selected for inclusion.

WisdomTree applies a Foreign Investment Limit Screen to exclude companies that are not available to be purchased by foreign investors as determined by Standard & Poor’s and a data point referred to as “Degree of Open Freedom” (DOF). The first test of a stock’s investability is determining whether the market is open to foreign institutions. S&P determines the extent to which and the mechanisms foreign institutions can use to buy and sell shares on local exchanges and repatriate capital, capital gains, and dividend income without undue constraint. Once determined that a market is open to foreign investors, S&P then investigates each security that may be a candidate for inclusion. Each class of share is reviewed to determine whether there are any corporate bylaw, corporate charter, or industry limitations on foreign ownership of the stock. The DOF is the variable that ranges from zero to one and indicates the amount of the security foreigners may legally own (0.00 indicates that none of the stock is legally available, 1.00 indicates that 100% of the shares are available). Any company with a DOF of 0 will not be eligible for the WisdomTree indexes.

2.2 Base Date and Base Value

The Index was established with a base value of 200 on June 30, 2008.

2.3 Calculation and Dissemination

The following formula is used to calculate the index levels for the Global ex-US Dividend Growth Index:

Si = Number of shares in the index for security i. Pi = Price of security i Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1 D = Divisor

2.4 Weighting

The WTGDXG is calculated whenever the New York Stock Exchange is open for trading. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars and disseminated on an end-of-day basis.

The WTGDXG is a modified capitalization-weighted index that employs a transparent weighting formula to magnify the effect that dividends play in the total return of the Indexes.

The initial weight of a component in the Indexes at the annual reconstitution is based on cash dividends paid in the annual cycle prior to the index measurement date, “The Cash Dividend Factor.” In the case of India, the “Cash Dividend Factor” is adjusted by multiplying by a factor developed by Standard & Poor’s called the “Investability Weighting Factor” (IWF). The IWF is used to scale the dividends generated of each company by factors that impose restrictions on shares available to be purchased. The Cash Dividend Factor is calculated for every component in the Index and then summed. Each component’s weight, at the International Weighting Date, is equal to its Cash Dividend Factor divided by the sum of all Cash Dividend Factors for all the components in that Index. The International Weighting Date is when component weights are set, it occurs immediately after the close of trading on the second Friday of October. New component weights take effect before the opening of trading on the first Monday following the third Friday of October (the “International Reconstitution Date”).

The following capping rules are applied in this order:

1)	The maximum weight of an individual security will be capped at 5% prior to the implementation of sector and country caps.

2)	Should any country achieve a weight equal to or greater than 20% of the indexes, the weight of companies will be proportionally reduced to 20% as of the annual Screening Date.

3)	Should any sector achieve a weight equal to or greater than 20% of the Indexes, weight of companies will be proportionally reduced to 20% as of the annual Screening Date.

4)	In the event a security has a calculated volume factor (average daily volume traded over the preceding three months / weight in the index) that is less than $400 million, its weight will be reduced such that weight after volume adjustment = weight before adjustment x calculated volume factor / $400 million. The implementation of the volume factor may cause an increase in the sector and country weights above the specified caps.

The weights may fluctuate above the specified caps during the year, but will be reset at each annual rebalance date.

Moreover, should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced proportionately so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter, and all other components in the Index will be rebalanced in proportion to their index weightings before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

2.5 Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends from non-operating income require index divisor adjustments to prevent the distribution from distorting the price index.

2.6 Multiple Share Classes In the event a component company issues multiple classes of shares of common stock, each class of share will be included in the Index, provided that dividends are paid on that share of stock and that the stock passes all other inclusion requirements. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

3. Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company additions and deletions, stock splits, stock dividends, corporate restructurings, spins-offs, or other corporate actions. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the component companies in the Index. Other corporate actions, such as special dividends, require index divisor adjustments as well. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate action. Whenever possible, changes to the Index’s components will be announced at least two business days prior to their implementation date.

3.1. Component Changes

•	Additions

Additions to the WTGDXG are made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading on the first Monday following the closing of trading on the third Friday in October. No additions are made to the WTGDXG between annual reconstitutions.

•	Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that cancels its dividend payment is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a company re-incorporates outside of a defined domicile, it is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.1 Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

3.2. Spin-Offs and IPOs Should a company be spun-off from an existing component company and pay a regular cash dividend, it is not allowed into the Index until the next annual reconstitution, provided it meets all other inclusion requirements. Spin-off shares of publicly traded companies that are included in the same indexes as their parent company are increased to reflect the spin-off and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that pay regular cash dividends and that meet all other Index inclusion requirements must wait until the next annual reconstitution to be included in the Global ex-US Dividend Growth Index.

4. Index Divisor Adjustments

Corporate actions may affect the share capital of component stocks and therefore trigger increases or decreases in the Index value. To avoid distortion, the divisor is adjusted accordingly. Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed, file for bankruptcy, re-incorporate outside of a defined domicile or that cancel their dividends in the

[1]	Companies being acquired will be deleted from the WisdomTree indexes immediately before the effective date of the acquisition or upon notice of a suspension of trading in the stock of the company that is being acquired. In cases where an effective date is not publicly announced in advance, or where a notice of suspension of trading in connection with an acquisition is not announced in advance, WisdomTree reserves the right to delete the company being acquired based on best available market information.

intervening weeks between the International Screening Date and the International Reconstitution Date are not included in the Index, and the weights of the remaining components are adjusted accordingly.

5. Selection Parameters for the Global ex-US Dividend Growth Index

5.1.	Selection parameters for the WisdomTree Global ex-US Dividend Growth Index are defined in 2.1. Companies that pass this selection criteria as of the Screening Date are included in the WTGDXG . The component companies are assigned weights in the Index as defined in section 2.4. and the annual reconstitution of the Index takes effect as defined in section 3.1.